UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

AuthenTec, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

052660107

(CUSIP Number)

Sarah Lafaye
Sofinnova Partners
17 rue de Surène
75008 Paris
France
(+33) 1 53 05 41 13

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052660107	13D	Page 2 of 13

1.	Name of Reporting Persons Sofinnova Capital IV FCPR (“SC IV”) EIN: 98-0336083
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power
2,251,107 shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC IV, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.
Sole Dispositive Power
2,251,107 shares, except that SP SAS, the management company of SC IV, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (1)
14.	Type of Reporting Person (see instructions) OO
 (1)  The percentage is calculated based upon 35,888,306 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 29,931,763 shares outstanding as of August 10, 2010, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2010, and (b) 5,956,543 shares of the Issuer’s Common Stock issued on September 3, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No. 052660107	13D	Page 3 of 13

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power
2,251,107 shares, of which 2,251,107 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.
Sole Dispositive Power
2,251,107 shares, except that SP SAS, the management company of SC IV, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (1)
14.	Type of Reporting Person (see instructions) OO
 (1)  The percentage is calculated based upon 35,888,306 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 29,931,763 shares outstanding as of August 10, 2010, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2010, and (b) 5,956,543 shares of the Issuer’s Common Stock issued on September 3, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No. 052660107	13D	Page 4 of 13

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.
Shared Voting Power
2,251,107 shares, of which 2,251,107 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.
Shared Dispositive Power
2,251,107 shares, of which 2,251,107 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (1)
14.	Type of Reporting Person (see instructions) IN
 (1)  The percentage is calculated based upon 35,888,306 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 29,931,763 shares outstanding as of August 10, 2010, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2010, and (b) 5,956,543 shares of the Issuer’s Common Stock issued on September 3, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No. 052660107	13D	Page 5 of 13

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.
Shared Voting Power
2,251,107 shares, of which 2,251,107 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.
Shared Dispositive Power
2,251,107 shares, of which 2,251,107 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (1)
14.	Type of Reporting Person (see instructions) IN
 (1)  The percentage is calculated based upon 35,888,306 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 29,931,763 shares outstanding as of August 10, 2010, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2010, and (b) 5,956,543 shares of the Issuer’s Common Stock issued on September 3, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No. 052660107	13D	Page 6 of 13

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.
Shared Voting Power
2,251,107 shares, of which 2,251,107 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.
Shared Dispositive Power
2,251,107 shares, of which 2,251,107 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (1)
14.	Type of Reporting Person (see instructions) IN

(1)  The percentage is calculated based upon 35,888,306 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 29,931,763 shares outstanding as of August 10, 2010, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2010, and (b) 5,956,543 shares of the Issuer’s Common Stock issued on September 3, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

Item 1.	Security and Issuer

(a)  This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of AuthenTec, Inc., a Delaware corporation (the “Issuer”).

(b)  100 Rialto Place, Suite 100, Melbourne, FL 32901.

Item 2.	Identity and Background

(a)  The persons and entities filing this Schedule 13D are Sofinnova Capital IV FCPR (“SC IV”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC IV and SP SAS, the “Filing Persons”).

(b)  The address of the principal place of business for each of the Filing Persons is Sofinnova Partners, 17 rue de Surène, 75008 Paris, France.

(c)  The principal occupation of each of the Filing Persons is the venture capital investment business.  Each of the Listed Persons is employed at the offices of Sofinnova Partners, 17 rue de Surène, 75008 Paris, France.

(d)  During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   SC IV is a French FCPR.  SP SAS is a French Corporation.  Lucquin, Papiernik, and Saulnier are French citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger by and among the Issuer, AU Merger, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), UPEK, Inc. (“UPEK”), and SC IV, as the Stockholders’ Representative, dated September 3, 2010 (the “Merger Agreement”), Merger Sub was merged with and into UPEK with UPEK surviving as a wholly-owned subsidiary of the Issuer (the “Merger”).  Pursuant to the Merger Agreement, the Issuer acquired all of the outstanding shares of capital stock of UPEK in exchange for 5,956,543 shares of common stock of the Issuer and a non-interest bearing convertible promissory note in the principal amount of $21,557,559 (the “Promissory Note”). The maturity date (the “Maturity Date”) of the Promissory Note is the earlier of (x) as soon as commercially practicable but in any event no later than three business days after the special meeting of the Issuer’s stockholders held to approve the conversion of the Promissory Note into an additional 7,984,281 shares of common stock of the Issuer (the “Note Satisfaction Shares”) and (y) March 1, 2011 (subject to a 60-day extension upon the occurrence of certain events).  If at a special meeting of the Issuer’s stockholders the issuance of the Note Satisfaction Shares is not approved, the Promissory Note shall become immediately due and payable on the Maturity Date.

Accordingly, pursuant to such terms and conditions, 566,037 shares of Common Stock, 680,642 shares of Series A Preferred Stock, 1,416,666 shares of Series B Preferred Stock, 100,700 shares of Series C Preferred Stock, 105,431 shares of Series D Preferred Stock, 1,836,392 shares of Series E Preferred Stock, and promissory notes in the principal amount of $755,696 of UPEK held by SC IV  were exchanged for 2,251,107 shares of Issuer’s common stock and an interest in the Promissory Note equal to a principal amount of $8,628,048  that will be satisfied by either the issuance of an additional 3,195,574 shares of Issuer’s common stock or the repayment of the principal amount of the note by March 1, 2011, subject to a one-time extension of up to 60 days.

The foregoing description of the terms of the Merger Agreement and the Promissory Note is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement and Promissory Note filed as exhibits to the Issuer’s Current Report on Form 8k and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The shares of the Issuer’s common stock acquired by SC IV in the Merger (described in Item 3 above) were acquired solely for investment purposes.

Jean Schmitt, a managing partner of SP SAS, was formerly a member of the Board of Directors of UPEK.  In connection with the Merger, he was appointed as a member of the Board of Directors of the Issuer.

Subject to applicable legal requirements and the stand-still provisions of the Stockholders Agreement entered into by the Issuer, SC IV, and certain former stockholders of UPEK in connection with the Merger Agreement and dated September 3, 2010, (the “Stockholders Agreement”), one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

As of the date of this Schedule 13D, and except as provided herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
SeeRows 11 and 13 of the cover page for each of the Filing Persons.   The Filing Persons disclaim beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(b)	See Rows 7, 8, 9, and 10 for each Filing Person.

(c)	SC IV acquired all of the reported shares pursuant to the Merger within 60 days of the date of this filing. See Item 3.

(d)
Under certain circumstances set forth in the operating agreement of SC IV, the equity holders of SC IV and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by SC IV.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement.  See Item 3.

Promissory Note.  See Item 3.

Stockholders Agreement.  In connection with the Merger, the Issuer entered into the Stockholders Agreement with SC IV and certain of the former UPEK stockholders (the “Covered Stockholders”) that, among other things, (i) provides Issuer Board of Directors member designation rights to certain Covered Stockholders; (ii) restricts the manner in which the Covered Stockholders may transfer their shares of the Issuer’s common stock; and (iii) limits the Covered Stockholders’ ownership of the Issuer’s common stock and certain other actions with respect to the Issuer.

Under the terms of the Stockholders Agreement, at any stockholder meeting held prior to the 2012 annual meeting of Issuer’s stockholders, SC IV, as the Stockholder Representative, is entitled to designate two individuals for nomination to the Issuer’s Board of Directors and the Issuer is entitled to designate five individuals for nomination to its Board of Directors.  Upon consummation of the Merger, Jean Schmitt, a managing partner of SP SAS and a former director on the board of UPEK, became a member of the Board of Directors of the Issuer upon consummation of the merger.

Under the terms of the Stockholders Agreement, SC IV and the Covered Stockholders may not transfer their shares until the expiration of a lock-up period of 180 days.

During the term of the Stockholders Agreement, SC IV and the Covered Stockholders may not acquire any voting securities of the Issuer  (or any rights to purchase voting securities) that would result in such Stockholder beneficially owning in excess of the number of voting securities, including the Note Satisfaction Shares, of the Issuer issued to such Stockholder in the Merger, plus 20% of such number of voting securities; provided, that the beneficial ownership of any class of voting securities of the Issuer held by SC IV and all Covered Stockholders combined (including, without limitation, voting securities beneficially held by affiliates and permitted transferees) does not exceed the aggregate number of shares issued to UPEK stockholders in the Merger.

The Stockholders Agreement (other than the standstill provisions, which survive the Agreement and, notwithstanding any termination of the Agreement, shall continue to be effective for so long as any Stockholder Designee remains a member of the Board) terminates on the earlier of (a) the written consent of the Issuer and Covered Stockholders holding a majority of the shares owned by Covered Stockholders or (b) on the day before the 2012 annual meeting of Issuer’s stockholders.

The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the text of the Stockholders Agreement, which is filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K.

Registration Rights Agreement.  In connection with the Merger, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of September 3, 2010, with SC IV and certain other UPEK stockholders pursuant to which the Issuer agreed to register with the SEC the shares of Issuer’s common stock held by SC IV and such stockholders under certain circumstances, but in no event earlier than 30 days following the special stockholders meeting relating to the conversion of the Note and issuance of the Note Satisfaction Shares.  The Registration Rights Agreement also includes, among other items, provisions relating to: (i) the stockholder’s ability to request registrations; (ii) the Issuer’s ability to postpone an offering; and (iii) the Issuer’s obligations to include the stockholders  in offerings initiated by the Issuer, each as more fully described in the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement which is filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

The foregoing descriptions of the terms of the Merger Agreement, the Stockholders Agreement, the Promissory Note and the Registration Rights Agreement are intended as a summary only and are qualified in their entirety by reference to the Merger Agreement, the Stockholders Agreement, Form of Promissory Note and Registration Rights Agreement, which are filed as exhibits to the Issuer’s Current Report on Form 8-K and incorporated by reference herein.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.
Agreement and Plan of Merger, dated September 3, 2010, by and among the Issuer, AU Merger, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), UPEK, Inc. (“UPEK”), and SC IV, as the Stockholders’ Representative (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2010).

B.	Stockholders Agreement (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2010).

C.	Form of Promissory Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2010).

D.	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 of the Issuer’s current Report on Form 8-K filed with the SEC on September 7, 2010).

E.	Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2010

SOFINNOVA CAPITAL IV FCPR By: Sofinnova Partners SAS By: /s/ Denis Lucquin Name: Denis Lucquin Title: Managing Partner	SOFINNOVA PARTNERS SAS By: /s/ Denis Lucquin Name: Denis Lucquin Title: Managing Partner

By: /s/ Denis Lucquin Name: Denis Lucquin	By: /s/ Monique Saulnier Name: Monique Saulnier

By: /s/ Antoine Papiernikl Name: Antoine Papiernik

EXHIBITS

A.
Agreement and Plan of Merger, dated September 3, 2010, by and among the Issuer, AU Merger, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), UPEK, Inc. (“UPEK”), and SC IV, as the Stockholders’ Representative (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2010).

B.	Stockholders Agreement (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2010).

C.	Form of Promissory Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2010).

D.	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 of the Issuer’s current Report on Form 8-K filed with the SEC on September 7, 2010).

E.	Agreement regarding filing of joint Schedule 13D.

EXHIBIT E

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of AuthenTec, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 4th day of October, 2010.

SOFINNOVA CAPITAL IV FCPR By: Sofinnova Partners SAS By: /s/ Denis Lucquin Name: Denis Lucquin Title: Managing Partner	SOFINNOVA PARTNERS SAS By: /s/ Denis Lucquin Name: Denis Lucquin Title: Managing Partner

By: /s/ Denis Lucquin Denis Lucquin	By: /s/ Monique Saulnier Name: Monique Saulnier

By: /s/ Antoine Papiernikl Antoine Papiernik